2 July 2002

Andre-Francois Helier Villeneuve

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company

REUTERS GROUP PLC

2)	Name of director

THOMAS HENRY GLOCER, PHILIP NEVILL GREEN, DAVID JOHN GRIGSON AND GEOFFREY ARTHUR WEETMAN

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

TRANSACTION BY A TRUST IN WHICH THE DIRECTORS HAVE AN INTEREST

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

REUTERS EMPLOYEE SHARE OWNERSHIP TRUST II

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

REUTERS EMPLOYEE SHARE OWNERSHIP TRUST II

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

EXERCISE OF LONG TERM INCENTIVE PLAN BY FORMER DIRECTOR, ANDRE-FRANCOIS HELIER VILLENEUVE, SHARES COMING FROM REUTERS EMPLOYEE SHARE OWNERSHIP TRUST II IN WHICH CURRENT EXECUTIVE DIRECTORS HAVE A BENEFICIAL INTEREST

7)	Number of shares/amount of stock acquired

NIL

8)	Percentage of issued class

N/A

9)	Number of shares/amount of stock disposed

34,665 ORDINARY SHARES TRANSFERRED BY THE REUTERS SHARE OWNERSHIP TRUST II TO ANDRE-FRANCOIS HELIER VILLENEUVE ON THE EXERCISE OF A LONG TERM INCENTIVE PLAN AS DESCRIBED IN 6 ABOVE

10)	Percentage of issued class

LESS THAN 1%

11)	Class of security

ORDINARY SHARES

12)	Price per share

N/A

13)	Date of transaction

1 JULY 2002

14)	Date company informed

1 JULY 2002

15)	Total holding following this notification

2,287,278 ORDINARY SHARES

16)	Total percentage holding of issued class following this notification

LESS THAN 1% If a director has been granted options by the company please complete the following boxes

17)	Date of grant

N/A

18)	Period during which or date on which exercisable

N/A

19)	Total amount paid (if any) for grant of the option

N/A

20)	Description of shares or debentures involved: class, number

N/A

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22)	Total number of shares or debentures over which options held following this notification

N/A

23)	Any additional information

N/A

24)	Name of contact and telephone number for queries

SALLY PERRING, ASSISTANT TO COMPANY SECRETARY TEL: 020 7542 6706

25)	Name and signature of authorised company official responsible for making this notification

SALLY PERRING, ASSISTANT TO COMPANY SECRETARY

Date of Notification 2 JULY 2002

5 August 2002

Thomas Henry Glocer, Philip Nevill Green, David John Grigson

Thomas Henry Glocer

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company

Reuters Group PLC

2)	Name of director

Thomas Henry Glocer

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Thomas Henry Glocer

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7)	Number of shares/amount of stock acquired

N/A

8)	Percentage of issued class

N/A

9)	Number of shares/amount of stock disposed

N/A

10)	Percentage of issued class

N/A

11)	Class of security

N/A

12)	Price per share

N/A

13)	Date of transaction

N/A

14)	Date company informed

N/A

15)	Total holding following this notification

N/A

16)	Total percentage holding of issued class following this notification

N/A If a director has been granted options by the company please complete the following boxes

17)	Date of grant

2 August 2002 – Discretionary Share Option Plan

18)	Period during which or date on which exercisable

Exercisable from August 2005

19)	Total amount paid (if any) for grant of the option

£nil

20)	Description of shares or debentures involved: class, number

915,654 ordinary shares

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£2.66

22)	Total number of shares or debentures over which options held following this notification

Awards relating to 1,942,062 ordinary shares

23)	Any additional information

N/A

24)	Name of contact and telephone number for queries

Ruth Yeoman (020) 7542 3838

25)	Name and signature of authorised company official responsible for making this notification

Ruth Yeoman, Company Secretary UKI & CEMA

Date of Notification. 5 August 2002

Philip Nevill Green

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company

Reuters Group PLC

2)	Name of director

Philip Nevill Green

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Philip Nevill Green

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7)	Number of shares/amount of stock acquired

N/A

8)	Percentage of issued class

N/A

9)	Number of shares/amount of stock disposed

N/A

10)	Percentage of issued class

N/A

11)	Class of security

N/A

12)	Price per share

N/A

13)	Date of transaction

N/A

14)	Date company informed

N/A

15)	Total holding following this notification

N/A

16)	Total percentage holding of issued class following this notification

N/A If a director has been granted options by the company please complete the following boxes

17)	Date of grant

2 August 2002 – Discretionary Share Option Plan

18)	Period during which or date on which exercisable

Exercisable from August 2005

19)	Total amount paid (if any) for grant of the option

£nil

20)	Description of shares or debentures involved: class, number

287,593 ordinary shares

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£2.66

22)	Total number of shares or debentures over which options held following this notification

Awards relating to 609,973 ordinary shares

23)	Any additional information

N/A

24)	Name of contact and telephone number for queries

Ruth Yeoman (020) 7542 3838

25)	Name and signature of authorised company official responsible for making this notification

Ruth Yeoman, Company Secretary UKI & CEMA

Date of Notification. 5 August 2002

David John Grigson

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company

Reuters Group PLC

2)	Name of director

David John Grigson

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

David John Grigson

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7)	Number of shares/amount of stock acquired

N/A

8)	Percentage of issued class

N/A

9)	Number of shares/amount of stock disposed

N/A

10)	Percentage of issued class

N/A

11)	Class of security

N/A

12)	Price per share

N/A

13)	Date of transaction

N/A

14)	Date company informed

N/A

15)	Total holding following this notification

N/A

16)	Total percentage holding of issued class following this notification

N/A If a director has been granted options by the company please complete the following boxes

17)	Date of grant

2 August 2002 – Discretionary Share Option Plan

18)	Period during which or date on which exercisable

Exercisable from August 2005

19)	Total amount paid (if any) for grant of the option

£nil

20)	Description of shares or debentures involved: class, number

150,375 ordinary shares

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£2.66

22)	Total number of shares or debentures over which options held following this notification

Awards relating to 318,939 ordinary shares

23)	Any additional information

N/A

24)	Name of contact and telephone number for queries

Ruth Yeoman (020) 7542 3838

25)	Name and signature of authorised company official responsible for making this notification

Ruth Yeoman, Company Secretary UKI & CEMA

Date of Notification. 5 August 2002

15 August 2002

Charles James Francis Sinclair

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company

REUTERS GROUP PLC

2)	Name of director

CHARLES JAMES FRANCIS SINCLAIR

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

SHAREHOLDER NAMED IN 2

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

CHARLES JAMES FRANCIS SINCLAIR

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF SHARES

7)	Number of shares/amount of stock acquired

8,000 ORDINARY

8)	Percentage of issued class

LESS THAN 1%

9)	Number of shares/amount of stock disposed

N/A

10)	Percentage of issued class

N/A

11)	Class of security

ORDINARY SHARES

12)	Price per share

249.3 pence

13)	Date of transaction

15 AUGUST 2002

14)	Date company informed

15 AUGUST 2002

15)	Total holding following this notification

33,062

16)	Total percentage holding of issued class following this notification

LESS THAN 1% If a director has been granted options by the company please complete the following boxes

17)	Date of grant

N/A

18)	Period during which or date on which exercisable

N/A

19)	Total amount paid (if any) for grant of the option

N/A

20)	Description of shares or debentures involved: class, number

N/A

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22)	Total number of shares or debentures over which options held following this notification

N/A

23)	Any additional information

24)	Name of contact and telephone number for queries

RUTH YEOMAN, COMPANY SECRETARY UKI TEL: 020 7542 3838

25)	Name and signature of authorised company official responsible for making this notification

RUTH YEOMAN, COMPANY SECRETARY UKI

Date of Notification 15 August 2002

19 August 2002

Reuters and UBS PaineWebber to develop web-based Wealth Management Workstation

New York — Aug 19, 2002 – Reuters (Nasdaq: RTRSY), the global information, news and technology group, today announced the extension of its relationship with UBS PaineWebber, Inc., for an additional three and a half years. The expanded relationship provides UBS PaineWebber with the technology to move towards a Web-based solution to enhance financial advisor productivity and client service.

The long-standing relationship between the two companies began in 1994, and through Reuters acquisition of Quotron dates back to 1978. Through joint development Reuters Plus is currently integrated with UBS PaineWebber’s ConsultWorksTM located on the desktop of 15,000 investment professionals. Reuters Plus combines a flexible user interface with a powerful real-time news and data package and a generous selection of third-party information to serve a broad range of professionals in the U.S. equities market.

Phil Lynch, Chief Executive Officer, Reuters America, said: “Reuters is proud to stand by our past performance, quality and reliability in our relationship with UBS PaineWebber. By leveraging existing infrastructure with the latest technology, we will offer an even better retail equity solution.  Working alongside UBS PaineWebber we have facilitated their strategic move to integrate all of the financial advisor applications in ConsultWorks v2TM  into a Web environment.”

Robert H. Silver, president, UBS PaineWebber Services, said: “Our strategic focus is built upon the consultative relationship between the financial advisor and client.  The addition of a Web-based functionality to our ConsultWorks v2TM work stations provides a comprehensive data platform to better serve our clients. Reuters understood our requirements, and developed a solution that utilized existing infrastructure and integrated new technology transforming our business onto a Web-based platform.”

Over the last year Reuters developed, in partnership with UBS PaineWebber, a next generation, Web-based information service, Reuters Plus Web for ConsultWorks v2TM,   UBS PaineWebber’s Web-based advisor productivity software.  Reuters Plus Web for ConsultWorks v2TM integrates services into the new ConsultWorks v2TM platform giving brokers access to proprietary data alongside Reuters Plus.

ConsultWorks v2™ includes a new generation of productivity and workflow tools in addition to Reuters Plus Web. Financial advisors can navigate between client information and analytics, market information, news, research, and transaction capabilities enabling financial advisors to more effectively service their clients.

Contact

Kyle Arteaga
Reuters Corporate Communications
646-223-5222
kyle.arteaga@reuters.com

Paul Marrone
UBS PaineWebber
212-713-8503

Note to editors
Reuters (www.about.reuters.com) is the leading global provider of financial information, news and technology solutions to financial institutions, the media, businesses and individuals.  Reuters strength is our unique ability to offer customers a combination of content, technology and connectivity.  Our premier position is founded on continuous technological innovation and a reputation for speed, accuracy, integrity and impartiality.  We have over 18,140 staff in 97 countries, including some 2,498 editorial staff in 198 bureaux serving approximately 150 countries, making it the world’s largest international multimedia news agency.  In 2001, Reuters had revenues of £3.9 billion.

Reuters and the sphere logo are the trade marks of the Reuters group of companies.

UBS PaineWebber serves the wealth management needs of more than 2 million clients with 8,400 financial advisors in 374 branch offices nationwide. UBS PaineWebber is one of four business groups of UBS AG along with UBS Warburg, UBS Global Asset Management and UBS Wealth Management & Business Banking.

# # #

20 August 2002

Richard Lake Olver

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company

REUTERS GROUP PLC

2)	Name of director

RICHARD LAKE OLVER

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

SHAREHOLDER NAMED IN 2

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

RICHARD LAKE OLVER

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF SHARES

7)	Number of shares/amount of stock acquired

7,000 ORDINARY

8)	Percentage of issued class

LESS THAN 1%

9)	Number of shares/amount of stock disposed

N/A

10)	Percentage of issued class

N/A

11)	Class of security

ORDINARY SHARES

12)	Price per share

280.7 pence

13)	Date of transaction

19 AUGUST 2002

14)	Date company informed

19 AUGUST 2002

15)	Total holding following this notification

10,000

16)	Total percentage holding of issued class following this notification

LESS THAN 1% If a director has been granted options by the company please complete the following boxes

17)	Date of grant

N/A

18)	Period during which or date on which exercisable

N/A

19)	Total amount paid (if any) for grant of the option

N/A

20)	Description of shares or debentures involved: class, number

N/A

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22)	Total number of shares or debentures over which options held following this notification

N/A

23)	Any additional information

24)	Name of contact and telephone number for queries

RUTH YEOMAN, GLOBAL MANAGER, GROUP SECRETARIAT TEL: 020 7542 3838

25)	Name and signature of authorised company official responsible for making this notification

RUTH YEOMAN, GLOBAL MANAGER, GROUP SECRETARIAT

Date of Notification 19 August 2002

21 August 2002

Roberto Mendoza

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company

REUTERS GROUP PLC

2)	Name of director

ROBERTO MENDOZA

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

SHAREHOLDER NAMED IN 2

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

ROBERTO MENDOZA

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF SHARES

7)	Number of shares/amount of stock acquired

20,000 ORDINARY

8)	Percentage of issued class

LESS THAN 1%

9)	Number of shares/amount of stock disposed

N/A

10)	Percentage of issued class

N/A

11)	Class of security

ORDINARY SHARES

12)	Price per share

283 pence

13)	Date of transaction

20 AUGUST 2002

14)	Date company informed

21 AUGUST 2002

15)	Total holding following this notification

28,000

16)	Total percentage holding of issued class following this notification

LESS THAN 1% If a director has been granted options by the company please complete the following boxes

17)	Date of grant

N/A

18)	Period during which or date on which exercisable

N/A

19)	Total amount paid (if any) for grant of the option

N/A

20)	Description of shares or debentures involved: class, number

N/A

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22)	Total number of shares or debentures over which options held following this notification

N/A

23)	Any additional information

24)	Name of contact and telephone number for queries

RUTH YEOMAN, GLOBAL MANAGER, GROUP SECRETARIAT TEL: 020 7542 3838

25)	Name and signature of authorised company official responsible for making this notification

RUTH YEOMAN, GLOBAL MANAGER, GROUP SECRETARIAT

Date of Notification 21 August 2002

27 August 2002

Reuters: Instinet Statement

London – Reuters subsidiary Instinet yesterday issued the following statement. Reuters has an 83% shareholding in Instinet.

Instinet statement:

Instinet announces expiration of Hart-Scott-Rodino waiting period

NEW YORK, August 26, 2002 – Instinet Group Incorporated (Nasdaq: INET) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, in connection with Instinet’s proposed acquisition of Island Holding Company, Inc., expired without a formal request from the Department of Justice for additional information, which is commonly referred to as a ‘second request’.

Instinet’s acquisition of Island remains subject to other regulatory approvals and approval by stockholders of Island at a meeting scheduled for September 10, 2002.

About Instinet

Instinet, through affiliates, is the largest global electronic agency securities broker and has been providing investors with electronic trading solutions for more than 30 years. Our services enable buyers and sellers worldwide to trade securities directly and anonymously with each other, have the opportunity to gain price improvement for their trades and lower their overall trading costs. Through our electronic platforms, our customers also can access over 40 securities markets throughout the world, including Nasdaq, the NYSE and stock exchanges in Frankfurt, Hong Kong, London, Paris, Sydney, Tokyo, Toronto and Zurich. We also provide our customers with access to research generated by us and by third parties, as well as various informational and decision-making tools. Unlike most traditional broker-dealers, we act solely as an agent for our customers and do not trade securities for our own account or maintain inventories of securities for sale.

# # #

This press release is for information purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security.

© 2002 Instinet Corporation and its affiliated companies.  Member NASD/SIPC and a subsidiary of Instinet Group Incorporated.  All rights reserved.  INSTINET and the INSTINET Mark are service marks in the United States and in other countries throughout the world.

We urge you to read the proxy/information statement-prospectus dated August 8, 2002 relating to the proposed acquisition of Island Holding Company, Inc. (the “Transaction”), which Instinet filed with the Securities and Exchange Commission as part of a Registration Statement on Form S-4 on August 8, 2002, because it contains important information. The proxy/information statement-prospectus was sent on or about August 12, 2002 to stockholders of Instinet and Island.  You may obtain a free copy of the proxy/information statement-prospectus and other documents filed by Instinet with the SEC at the SEC’s website at www.sec.gov.  You may also obtain these documents free of charge from Instinet by directing such requests to: Instinet Group Incorporated, 3 Times Square, New York, New York 10036, Attention: Investor Relations (tel.: (212) 310-4595).

This press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed or implied by the statements. In particular, statements regarding the consummation of the Transaction are subject to risks that the closing conditions to the Transaction will not be satisfied, including the risk that regulatory approvals will not be obtained, or that tax-free treatment for US purposes for the Instinet shares to be received by the shareholders of Island cannot be achieved. In addition, statements regarding the expected benefits of the Transaction are subject to the risk that expected synergies will not be achieved, risks related to the integration of the companies’ operations, and to the general risks associated with the companies’ businesses, including those described in Instinet’s filings with the SEC, including under the caption “Risk Factors” in the proxy/information statement-prospectus, in Instinet’s Form 10-Q for the period ended June 30, 2002 and in other documents filed with the SEC and available on Instinet’s website at www.instinet.com. Certain information regarding Nasdaq trading volumes is also included in Instinet’s Annual Report on Form 10-K for the period ended December 31, 2001 and on Instinet’s website. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Instinet does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Contacts:

Investor Relations:
John Pitt
Instinet Group Incorporated
212 310 7481
john.pitt@instinet.com

Media Relations: Calvin Mitchell Instinet Group Incorporated 212 310 7520 Calvin.mitchell@instinet.com